UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________to_____________

Commission file number: 1-11605

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Go.com Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Walt Disney Company
500 South Buena Vista Street, Burbank, California 91521
(818) 560-1000

The Walt Disney Company

Index to Exhibits

Exhibit Number	Description
99.1	Financial statements for the Go.com Savings and Investment Plan for the fiscal year ended December 31, 2004

99.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Go.com Savings and Investment Plan
(Name of Plan)

By:	/s/ Thomas O. Staggs
(Thomas O. Staggs, Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company)

June 24, 2005
Burbank, California